OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0-19394
CUSIP NUMBER 36238K103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GTSI Corp.
Full Name of Registrant

Former Name if Applicable

3901 Stonecroft Boulevard
Address of Principal Executive Office (Street and Number)

Chantilly, Virginia 20151-1010
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GTSI Corp, (“GTSI” or the “Company”) is currently in the process of conducting additional analysis on historical information and records for completing the audit of its 2005 consolidated financial statements and finalizing the calculation of prior period adjustments for the quarters ended June 30, 2005 and September 30, 2005 related to revenue recognition issues, the valuation of inventory, and the correction of certain accounting estimates and accruals. As a result of the nature and breadth of the internal work and analysis being performed, it is necessary to delay the filing of the Form 10-K to allow additional time to prepare GTSI’s consolidated financial statements to ensure they are fairly presented in accordance with GAAP. Accordingly, the Company will utilize the 15-day extension to file its 2005 Annual Report on Form 10-K.

The restatement of prior quarters’ results have been discussed with the Audit Committee of GTSI’s board of directors and with GTSI’s independent registered public accounting firm, Ernst & Young LLP. Ernst & Young has not yet audited these restatement adjustments. GTSI expects to include the restated quarterly results for the second and third quarters of 2005 in its Annual Report on Form 10-K for the year ended December 31, 2005.

While it may have been possible to file Part III and certain items of Part I of the Registrant's Form 10-K report for the year ended December 31, 2005, the Registrant believes that filing an incomplete Form 10-K Report may be inconsistent with public interest and protection of investors.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas A. Mutryn	703	502-2199
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in its 2005 results of operations from the $10.3 million net income reported for 2004. As of September 30, 2005, the Registrant reported net losses of $8.7 million and expects significant additional net loss during the fourth quarter. A reasonable estimate of the Registrant’s total 2005 net loss cannot be made at this time due to (1) revenue recognition issues discovered during the testing of internal controls over financial reporting and the annual audit by our independent registered public accounting firm, (2) the calculation of prior period adjustments for 2005 quarterly results to reduce inventory to its fair value, record revenue in accordance with GAAP, and correct certain other accounting accruals and estimates, and (3) the completion of our annual audit and the closing of our financial records for year end.

The change is substantially due to the following factors: (1) the absence of the $10.1 million extinguishment of a liability recorded in 2004, (2) $5.6 million increase in cost of sales in 2005 for obsolete and excess inventory, (3) a decline in gross margin due to approximately 20% lower sales during 2005, and (4) expenses, expenditures, employees distraction from the business, and internal control process deficiencies uncovered as a result of the implementation of Registrant’s enterprise management system.

GTSI Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2005	By	/s/ Thomas A. Mutryn

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).